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                                               Wells Fargo Funds Management, LLC
                                                   45 Fremont Street, 26th Floor
                                                                   MAC A0194-264
                                                        San Francisco, CA  94105

                                         January 16, 2008

                                         Writer's Direct Dial Number
                                         (415) 947-4612


Andrew J. Donohue
Director, Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

            Re: Notice Pursuant to Rule 2a-7(c)(6)(iii) on behalf of
                Certain Wells Fargo Advantage Money Market Funds

Dear Mr. Donohue:

         Pursuant to Rule 2a-7(c)(6)(iii), Wells Fargo Funds Management, LLC ("WFFM"), investment adviser to the Wells Fargo Advantage family of mutual funds, hereby provides notice to the Securities and Exchange Commission of the default of two debt securities issued by Stanfield Victoria/Victoria Finance ("VicFin"). These defaulted securities represent more than one-half of one percent of the total assets of the Wells Fargo Advantage Prime Investment Money Market Fund, Wells Fargo Advantage Money Market Portfolio, Wells Fargo Advantage Money Market Fund and the Wells Fargo Advantage Money Market Trust Fund (each, a "Fund" and collectively, the "Funds"). One of the debt securities issued by VicFin and held by the Money Market Fund, Money Market Portfolio and the Money Market Trust Fund is scheduled to mature on January 17, 2008; the other debt security issued by VicFin and held by the Prime Investment Money Market Fund is scheduled to mature on February 1, 2008.

         On January 10, 2008, WFFM received notification of an Enforcement Event regarding the VicFin debt securities via the Depositary Trust Company Participant Terminal System Bulletin Board Inquiry (Bulletin Time: 13:54:25),
Subject: Issuer Failure-Stanfield Victoria Fin Ltd/FDG LLC. The bulletin indicated that DTC would not be receiving any income and maturity proceeds for the money market instruments issued by VicFin that are due and payable through DTC. On January 14, 2008, S&P downgraded the VicFin securities to D (default).

         The Funds continue to price their shares based on amortized cost. The Funds' Board of Directors has met to review this matter, most recently today. The Board believes that the amortized cost valuation of each Fund continues to reflect the market-based net asset value per share. The market-based variance for each Fund, except the Money Market Portfolio, is less than one-half of one percent based on the Boards' fair valuation of the VicFin debt securities. The Money Market Portfolio (which is a master fund in a master feeder arrangement) has an accumulating net asset value and therefore does not seek to maintain a stable $1.00 net asset value. The Board has concluded that continuing to hold the VicFin debt securities is, for the time being, in each Fund's best interest.

         If you have any questions concerning this matter, please call the undersigned at (415) 947-4612.

                                                     Very truly yours,
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                                                     Karin Brotman
                                                     Senior Counsel